SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2015 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. directors.

Company Name: TIM Participações S.A.
Group and Related Parties	( X) Board of Directors	( ) Senior Management	( ) Fiscal Council	( ) Statutory Audit Committee	( ) People Attended with Management	( ) Controlling Shareholder
Opening Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/Class	Total
Shares	Common Registered	120	0,00000496%	0,00000496%
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Buy
Total Buy
Sale
Total Sale
Closing Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common Registered	120	0,00000496%	0,00000496%

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2015 there were the following security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. Senior Managers.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( X) Senior Management	( ) Fiscal Council	( ) Statutory Audit Committee	( ) People Attended with Management	( ) Controlling Shareholder
Opening Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/Class	Total
Shares	Common Registered	21,710	0.00086	0.00086
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Buy
Buy
Shares	Common Registred	Total Buy
Sale	06/18/2015	5,000	10.51	52,550
Total Sale	5,000	10.51	52,550
Closing Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common Registered	16,710	0.00069	0.00069

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2015 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by members of the Fiscal Council of TIM Participações S.A.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( X ) Fiscal Council	( ) Statutory Audit Committee	( ) People Attended with Management	( ) Controlling Shareholder
Opening Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/Class	Total
Shares	Common Registered	73	0.00000302	0.00000302
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Buy
Total Buy
Sale
Total Sale
Closing Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common Registered	73	0.00000302	0.00000302

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2015 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by members of the Statutory Audit Committee of TIM Participações S.A.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( ) Fiscal Council	( X ) Statutory Audit Committee	( ) People Attended with Management	( ) Controlling Shareholder
Opening Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/Class	Total
Shares	Common Registered	0	0.0000000	0.00000000
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Buy
Total Buy
Sale
Total Sale
Closing Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common Registered	0	0.00000000	0.00000000

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2015 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by people attended with management of TIM Participações S.A..

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( ) Fiscal Council	( ) Statutory Audit Committee	( X ) People Attended with Management	( ) Controlling Shareholder
Opening Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/Class	Total
Shares	Common Registered	0	0.0000000	0.00000000
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Buy
Total Buy
Sale
Total Sale
Closing Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common Registered	0	0.00000000	0.00000000

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In June 2015 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by people attended with management of TIM Participações S.A..

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( ) Fiscal Council	( ) Statutory Audit Committee	( ) People Attended with Management	( X ) Controlling Shareholder
Opening Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/Class	Total
Shares	Common registered	1,611,969,946	66.582	66.582
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Buy
Total Buy
Sale
Total Sale
Closing Balance
Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common Registered	1.611.969.946	66,582	66,582

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 10, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.